1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F   ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 10, 2011	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC October 2011 Sales Report

Hsinchu, Taiwan, R.O.C. – November 10, 2011 – TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for October 2011: On an unconsolidated basis, net sales were approximately NT$37.25 billion, an increase of 13.3 percent over September 2011 and a decrease of 0.3 percent over October 2010. Revenues for January through October 2011 totaled NT$352.46 billion, an increase of 4.4 percent compared to the same period in 2010.

On a consolidated basis, net sales for October 2011 were approximately NT$ 37.61 billion, an increase of 12.6 percent over September 2011 and a decrease of 2.1 percent over October 2010. Consolidated revenues for January through October 2011 totaled NT$359.98 billion, an increase of 3.5 percent compared to the same period in 2010.

TSMC Sales Report (Unconsolidated):

(Unit: NT$ million)

Period	October 2011	September 2011	M-o-M Increase (Decrease) %	October 2010	Y-o-Y Increase (Decrease) %	January through October 2011	January through October 2010	Y-o-Y Increase (Decrease) %
Net Sales	37,247	32,861	13.3	37,373	(0.3)	352,460	337,490	4.4

*	Year 2011 figures have not been audited.

TSMC Sales Report (Consolidated):

(Unit: NT$ million)

Period	October 2011	September 2011	M-o-M Increase (Decrease) %	October 2010	Y-o-Y Increase (Decrease) %	January through October 2011	January through October 2010	Y-o-Y Increase (Decrease) %
Net Sales	37,610	33,406	12.6	38,427	(2.1)	359,979	347,823	3.5

*	Year 2011 figures have not been audited.

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Lora Ho Senior VP & CFO Tel: 886-3-505-4602	Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com	Ophelia Chang Specialist PR Department Tel: 886-3-563-6688 Ext. 7125786 Mobile: 886-988-930039 E-Mail: lwchangj@tsmc.com

1

Taiwan Semiconductor Manufacturing Company Limited

November 10, 2011

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of Oct. 2011.

1) Sales volume (in NT$ thousands)

Period	Items	2011	2010
Oct.	Net sales	37,246,661	37,372,507
Jan.-Oct.	Net sales	352,459,776	337,489,838

2) Funds lent to other parties (in NT$ thousands)

	Limit of lending	Oct.	Bal. as of period end
TSMC Partners*	34,247,791	—	7,626,675
TSMC Global	43,254,769	(10,447,500)	—

*	The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousands): None.

4) Financial derivative transactions (in NT$ thousands)

TSMC

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap
Margin Payment		—	—
Premium Income (Expense)		—	—
Outstanding Contracts	Notional Amount	2,910,359	4,966,600
	Mark to Market Profit/Loss	13,365	36,970
	Unrealized Profit/Loss	21,198	36,970
Expired Contracts	Notional Amount	143,419,974	109,353,945
	Realized Profit/Loss	1,416,165	(551,888)
Equity price linked prodect (Y/N)		N	N

TSMC’s subsidiaries – TSMC Partners

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	3,062,016
	Mark to Market Profit/Loss	(9,095)
	Unrealized Profit/Loss	(9,095)
Expired Contracts	Notional Amount	114,250,338
	Realized Profit/Loss	(160,905)
Equity price linked prodect (Y/N)		N

TSMC’s subsidiaries – TSMC China

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	346,491
	Mark to Market Profit/Loss	(6,279)
	Unrealized Profit/Loss	(6,844)
Expired Contracts	Notional Amount	35,896,839
	Realized Profit/Loss	(46,480)
Equity price linked prodect (Y/N)		N

TSMC’s subsidiaries – TSMC Solar

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	413,872
	Mark to Market Profit/Loss	(3,686)
	Unrealized Profit/Loss	(3,686)
Expired Contracts	Notional Amount	24,392
	Realized Profit/Loss	65
Equity price linked prodect (Y/N)		N

TSMC’s subsidiaries – TSMC Solid State Lighting

Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward
Margin Payment		—
Premium Income (Expense)		—
Outstanding Contracts	Notional Amount	157,140
	Mark to Market Profit/Loss	4,069
	Unrealized Profit/Loss	4,069
Expired Contracts	Notional Amount	14,290
	Realized Profit/Loss	(70)
Equity price linked prodect (Y/N)		N